# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORUKA THERAPEUTICS, INC., CIK 0000907654
CUSIP: 687604108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 855 Oak Grove Avenue, Suite 100, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 03/06/2025
Amends the filing with accession number 0001213900-24-076599
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,511,824; sole dispositive power 0; shared dispositive power 8,511,824; aggregate amount beneficially owned 8,511,824 (19.99% of the class)
  Comment: The securities (a) include (i) 798,614 shares of common stock, $0.001 par value per share (the "Common Stock"), 409,326 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,730,576 shares of Common Stock issuable upon conversion of 56,767 shares of Series B non-voting convertible preferred stock, par value $0.001 per share (the "Series B Preferred Stock"), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"), and (ii) 2,573,308 shares of Common Stock directly held by Fairmount Healthcare Co-Invest III L.P., a Delaware limited partnership ("Co-Invest"), and (b) exclude (i) 4,888,338 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 6,697,573 shares of Common Stock issuable upon conversion of 80,371 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 37,440,510 shares of Common Stock outstanding as of February 28, 2025 reported on the Issuer's Annual Report on Form 10-K filed on March 6, 2025 (the "Form 10-K").
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,938,516; sole dispositive power 0; shared dispositive power 5,938,516; aggregate amount beneficially owned 5,938,516 (13.95% of the class)
  Comment: The securities (a) include 798,614 shares of Common Stock, 409,326 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, and 4,730,576 shares of Common Stock issuable upon conversion of 56,767 shares of Series B Preferred Stock, and (b) exclude 4,888,338 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 6,697,573 shares of Common Stock issuable upon conversion of 80,371 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 37,440,510 shares of Common Stock outstanding as of February 28, 2025 reported on the Form 10-K.
- Fairmount Healthcare Co-Invest III L.P. (CIK 0002009690): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,573,308; sole dispositive power 0; shared dispositive power 2,573,308; aggregate amount beneficially owned 2,573,308 (6.87% of the class)
  Comment: The securities include 2,573,308 shares of Common Stock.
  
  Row 13 is based on 37,440,510 shares of Common Stock outstanding as of February 28, 2025 reported on the Form 10-K.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,511,824; sole dispositive power 0; shared dispositive power 8,511,824; aggregate amount beneficially owned 8,511,824 (19.99% of the class)
  Comment: The securities (a) include (i) 798,614 shares of Common Stock, 409,326 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,730,576 shares of Common Stock issuable upon conversion of 56,767 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,888,338 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 6,697,573 shares of Common Stock issuable upon conversion of 80,371 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 37,440,510 shares of Common Stock outstanding as of February 28, 2025 reported on the Form 10-K.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,511,824; sole dispositive power 0; shared dispositive power 8,511,824; aggregate amount beneficially owned 8,511,824 (19.99% of the class)
  Comment: The securities (a) include (i) 798,614 shares of Common Stock, 409,326 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,730,576 shares of Common Stock issuable upon conversion of 56,767 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,888,338 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 6,697,573 shares of Common Stock issuable upon conversion of 80,371 shares of Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 37,440,510 shares of Common Stock outstanding as of February 28, 2025 reported on the Form 10-K.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: ORUKA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 855 Oak Grove Avenue, Suite 100, Menlo Park, California (CA), 94025
Comment: This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 6, 2024, Amendment No. 1 on September 13, 2024 and Amendment No. 2 on November 21, 2024 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. This Amendment No. 3 is being filed solely as a result of a change in the number of shares of Common Stock outstanding as reported in the Issuer's Form 10-K. There has been no change to the Reporting Persons' beneficial ownership.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount; (2) Fund II; (3) Co-Invest; (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II, and Co-Invest are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's and Co-Invest's portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 37,440,510 shares of Common Stock outstanding as of February 28, 2025 reported on the Form 10-K.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities (a) include (i) 798,614 shares of Common Stock, 409,326 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 4,730,576 shares of Common Stock issuable upon conversion of 56,767 shares of Series B Preferred Stock directly held by Fund II and (ii) 2,573,308 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 4,888,338 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 6,697,573 shares of Common Stock issuable upon conversion of 80,371 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest. The number of shares of Common Stock, Pre-Funded Warrants and Series B Preferred Stock owned by the Reporting Persons has not changed since Amendment No. 2 to the Statement, filed on November 21, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of the Reporting Persons' Schedule 13D filed with the SEC on September 6, 2024).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (03/10/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/10/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (03/10/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/10/2025)
- Fairmount Healthcare Co-Invest III L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (03/10/2025)
- Fairmount Healthcare Co-Invest III L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (03/10/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (03/10/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (03/10/2025)